Exhibit 99.1

RepliCel Life Sciences Receives Health Canada Clearance for Clinical Trial in Patients with Chronic Achilles Tendinosis

Health Canada Issues “No Objection Letter” for RepliCel's Phase 1/2 Clinical Trial of RCT-01

VANCOUVER, BC – December 1, 2014 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced that it has received a No Objection Letter from Health Canada providing its clearance to proceed with the Company's proposed phase 1/2 clinical trial investigating the use of RCT-01 to treat patients suffering from chronic Achilles tendinosis. The study entitled, “A randomized, double-blind, placebo-controlled, single-centre study to evaluate the efficacy and safety of RCT-01 in men and women with unilateral, chronic Achilles tendinosis” (known as the “ReaCT” study), investigates the potential of RCT-01 to treat chronic tendon injury. The ReaCT study has been submitted to the University of British Columbia (UBC) Clinical Ethics Review Board (CREB) for its review and required approval prior to study initiation at the University of British Columbia Hospital.

The ReaCT study is anticipated to include 28 participants who will receive either an injection of RCT-01 or placebo (on a 3:1 treatment-to-placebo ratio) directly into the Achilles tendon using ultrasound guided imaging. Participants’ overall health and tendinosis will be monitored over a six month period while they undergo post-treatment therapy to help facilitate recovery from their Achilles tendinosis.  Depending on the time required to enrol the study participants, the Company anticipates this treatment follow-up period could be complete as early as the latter part of 2015.  To learn more about the study please visit www.tendonstudy.com.

“Health Canada’s No Objection Letter for RepliCel’s ReaCT trial within 30 days of the Company's first clinical trial application not only supports the technology, but evidences the great work done by the clinical team in terms of the trial design,” commented Dr. Ross Davidson, Chair of RepliCel’s RCT-01 Clinical Advisory Board and retired Clinical Professor, Department of Orthopaedics, UBC. “I have seen first-hand the limitations of the current standard of care for a significant percentage of chronic tendinosis patients whom remain refractory to any available treatment. The ReaCT trial marks a milestone in the advancement of regenerative medicine for the treatment of tendinosis and offers the very distinct possibility of a new treatment paradigm for this difficult and often debilitating condition.  I expect this trial focused on chronic Achilles tendinosis to be the first step in addressing other debilitating tendon injuries in the future,” concluded Dr. Davidson.

“The design of this trial has benefited from contributions from an outstanding group of key opinion leaders, including our clinical advisors and principal investigators, who provided expertise on the trial’s design, implementation, and several other critical parameters,” stated David Hall, President and CEO of RepliCel.  “The ReaCT trial represents an important step in the development of a series of products based on our non-bulbar dermal sheath (NBDS) fibroblast technology platform with the potential to address large commercial markets in the areas of musculoskeletal injury and disease. In conclusion, the initiation of the ReaCT trial triggers a significant series of asset-building steps over the next 18 months covering clinical and business milestones.”

RCT-01 is the first of two products from RepliCel’s NBDS fibroblast platform currently slated to be tested in clinical trials in 2015.  Subject to regulatory clearance, the second product, RCS-01, will be evaluated as a potential treatment for aged and sun-damaged skin. The Company anticipates filing this clinical trial application with the German competent regulatory authority in the near future. RepliCel’s NBDS fibroblast program is a broad platform that has the potential to extend into other indications characterized by impaired tissue healing and a deficit of type 1 collagen.

RepliCel is actively targeting commercialization partners for both of these products, particularly in Asian markets.  The Company owns all rights to these product candidates and is in active prosecution of a full spectrum of intellectual property protection around key aspects of the cell source, manufacturing, use and composition of matter.

The RCT-01 and RCS-01 trials are in addition to the Company’s proposed phase 2 clinical trial evaluating RCH-01 for the treatment of pattern baldness; a trial the Company anticipates will involve over 160 patients and launch early next year in conjunction with Shiseido’s clinical trial of the same product in Japan under the terms of its co-development and licensing agreement with RepliCel.

About Chronic Achilles Tendinosis
Chronic Achilles tendinosis is a degenerative disease of the tendon. It is caused by a cycle of injury, improper healing and re-injury. It can result in ongoing pain and loss of function. Tendinosis is often caused by sports related injuries, occupational overuse, aging and poor general health. Chronic Achilles tendinosis affects both physically active and inactive individuals accounting for 30 to 50% of all sports injuries and 50% of occupation-related disorders in the United States.

Healthy functioning tendon is comprised largely of highly structured type 1 collagen supported by the repair and maintenance functions of resident fibroblasts.  In chronic tendinosis, it is believed that the resident fibroblast population is insufficient to complete the required healing. The basis of the RCT-01 treatment is to augment the resident fibroblast population in the damaged tendon with fibroblasts derived from the patient's own hair follicle.  These particular fibroblasts are easily isolated and expanded in addition to being highly expressive of the type 1 collagen and other extracellular proteins needed to reignite the healing process and support the regeneration of tendon for patients suffering from chronic tendinosis.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The Company’s RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s own healthy hair follicles. The Company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company’s product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

For more information please contact:

CORPORATE/MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com

INVESTOR RELATIONS:
Lee Buckler, VP Business & Corporate Development
Telephone: 604-248-8693
lee@replicel.com

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding our approach and our technology, expected and planned upcoming milestones and events, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; approval from the University of British Columbia’s Clinical Ethics Review Board; delays enrolling clinical trial participants; negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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